September 14, 2005

VIA FACSIMILE AND EDGAR (CORRESPONDENCE)

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Adam Halper

Re:          @Road, Inc.

Registration Statement on Form S-3 (as amended) (the “Registration Statement”)

Filed on May 2, 2005 and amended on August 18, 2005 and September 14, 2005

File No. 333-124518

Dear Mr. Halper:

@Road, Inc., a Delaware corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned Registration Statement of the Company effective at 3:00 p.m., Washington, D.C. time, on Thursday, September 15, 2005, or as soon thereafter as possible.  Please fax a copy of the order declaring the above captioned Registration Statement of the Company effective to our outside counsel, Heller Ehrman LLP, at (650) 324-6062, attention:  Kristen Kercher.

In connection with this request for acceleration, the Company hereby acknowledges that:

•              should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•              the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•              the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this request, please contact Kristen Kercher of Heller Ehrman LLP directly at (650) 233-8414.  Thank you very much for your assistance with this matter.

Sincerely,

@Road, Inc.

/s/ Krish Panu
Krish Panu
Chief Executive Officer

cc:	James D. Fay, @Road, Inc.
Jeffrey Li, @Road, Inc.
Steven J. Tonsfeldt, Heller Ehrman LLP
Amy E. Paye, Heller Ehrman LLP
Kristen Kercher, Heller Ehrman LLP